FORM 6-K

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                For the month of November 2003 (November 5, 2003)

                          THE NEWS CORPORATION LIMITED
--------------------------------------------------------------------------------
                              (Name of Registrant)

             2 Holt Street, Sydney, New South Wales, 2010, Australia
--------------------------------------------------------------------------------
                    (Address of principal executive offices)




Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F: Form 20-F X Form 40-F
                                             ---           ---

Indicate by check mark if the registrant is submitting the Form 6-K in
paper as permitted by Regulation S-T Rule 101(b)(1):   Yes         No   X
                                                           ---         ---

Indicate by check mark if the registrant is submitting the Form 6-K in
paper as permitted by Regulation S-T Rule 101(b)(7):   Yes         No   X
                                                           ---         ---

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes      No   X
    ---      ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable
                                              --------------

This Report is incorporated by reference in the prospectus contained in Registration Statement Nos. 33-43799, 33-71446, 33-86358, 33-89584, 333-4962,
333-6324, 333-6896, 333-7466, 333-10338, 333-10624, 333-12878, 333-8246,
333-13556, 333-106837, 333-105853, 333-105851 and 333-51434 filed by the
Registrant under the Securities Act of 1933.

Annexed hereto are excerpts from the announcements by The News Corporation Limited ("News Corporation") of its financial results for the quarter ended September 30, 2003 in U.S. and Australian dollars.

Such announcements were filed with the Australian Stock Exchange and released in New York on November 5, 2003.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                  THE NEWS CORPORATION LIMITED



Date:    November 5, 2003                   By:   /s/ Arthur M. Siskind
                                                  ---------------------------
                                                  Arthur M. Siskind
                                                  Director

                                  EXHIBIT INDEX
                                  -------------


                                                         Page No. in Sequential
Exhibit                                                     Numbering System
-------                                                     ----------------

A.   Excerpt from the announcement made by News Corporation of
     its financial results in Australian dollars for the quarter
     ended September 30, 2003.                                          4

B.   Excerpt from the announcement made by News Corporation
     of its financial results in U.S. dollars for the
     quarter ended September 30, 2003.                                  8


                                    EXHIBIT A

           EARNINGS RELEASE FOR THE QUARTER ENDED 30 SEPTEMBER, 2003
                              IN AUSTRALIAN DOLLARS



STATEMENT OF FINANCIAL PERFORMANCE                                       3 Months Ended
                                                       Note              30 September,
                                                                 2003                    2002
                                                             -------------          ---------------
                                                             A$ Millions (except per share amounts)

Sales revenue                                              1 A$     7,081           A$       6,931
Operating expenses                                                 (5,986)                  (5,935)
                                                             -------------          ---------------
Operating income                                           1        1,095                      996

Net profit (loss) from associated entities                             87                     (174)

Borrowing costs                                                      (225)                    (277)
Interest income                                                        52                       52
                                                             -------------          ---------------
Net borrowing costs                                                  (173)                    (225)

Exchangeable securities expense                                       (28)                     (23)
Other items before income tax, net                                     93                        -
                                                             -------------          ---------------
Profit from ordinary activities before income tax                   1,074                      574
                                                             -------------          ---------------

Income tax expense on:
   Ordinary activities before other items                            (303)                    (178)
   Other items                                                        (33)                       -
                                                             -------------          ---------------
Net income tax expense                                               (336)                    (178)
                                                             -------------          ---------------

Net profit from ordinary activities after tax                         738                      396

Net profit attributable to outside equity interests                   (94)                    (101)

---------------------------------------------------------------------------------------------------
Net Profit Attributable to Members of the Parent Entity      A$       644           A$         295
---------------------------------------------------------------------------------------------------

Net exchange gains (losses) recognised directly in
 equity                                                              (576)                   1,170

                                                             -------------          ---------------
Total change in equity other than those resulting from
 transactions with owners as owners                          A$        68           A$       1,465
                                                             =============          ===============

Diluted earnings per share on net profit attributable to members of the parent entity

Ordinary shares                                              A$     0.109           A$       0.049
Preferred limited voting ordinary shares                     A$     0.130           A$       0.059

Ordinary and preferred limited voting ordinary shares        A$     0.122           A$       0.055

STATEMENT OF FINANCIAL POSITION                                  30 September,       June 30,
                                                                     2003              2003
                                                                 --------------    -------------
ASSETS                                                                     A$ Millions
Current Assets
Cash                                                             A$      7,267     A$     6,746
Cash on deposit                                                            401                -
Receivables                                                              6,015            5,701
Inventories                                                              2,167            1,931
Other                                                                      589              483
                                                                 --------------    -------------
Total Current Assets                                                    16,439           14,861
                                                                 --------------    -------------

Non-Current Assets
Cash on deposit                                                              -              698
Receivables                                                              1,338            1,219
Investments in associated entities                                       5,568            5,526
Other investments                                                          960            1,195
Inventories                                                              4,105            4,103
Property, plant and equipment                                            6,112            6,299
Publishing rights, titles and television licenses                       32,138           32,724
Goodwill                                                                   363              377
Other                                                                      714              745
                                                                 --------------    -------------
Total Non-Current Assets                                                51,298           52,886
                                                                 --------------    -------------

Total Assets                                                     A$     67,737     A$    67,747
                                                                 ==============    =============

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
Interest bearing liabilities                                     A$        415     A$        33
Payables                                                                 8,439            8,298
Tax liabilities                                                            771              714
Provisions                                                                 410              258
                                                                 --------------    -------------
Total Current Liabilities                                               10,035            9,303
                                                                 --------------    -------------

Non-Current Liabilities
Interest bearing liabilities                                            12,640           12,396
Payables                                                                 3,550            3,545
Tax liabilities                                                            844              666
Provisions                                                               1,072            1,032
                                                                 --------------    -------------
Total Non-Current Liabilities Excluding Exchangeable Securities         18,106           17,639
                                                                 --------------    -------------

Exchangeable securities                                                  2,063            2,084
                                                                 --------------    -------------
Total Liabilities                                                       30,204           29,026

Shareholders' Equity
Contributed equity                                                      28,448           28,427
Reserves                                                                 2,573            2,760
Retained profits                                                         1,239            1,137
                                                                 --------------    -------------

Shareholders' equity attributable to members of the parent
 entity                                                                 32,260           32,324
Outside equity interests in controlled entities                          5,273            6,397
                                                                 --------------    -------------

Total Shareholders' Equity                                              37,533           38,721
                                                                 --------------    -------------
Total Liabilities and Shareholders' Equity                       A$     67,737     A$    67,747
                                                                 ==============    =============

STATEMENT OF CASH FLOWS                                     3 Months Ended 30 September,
                                                               2003             2002
                                                            ------------     ------------
Operating activity                                                 A$ Millions

Net profit attributable to members of the parent entity   A$      644      A$      295
Adjustment for non-cash and non-operating activities:
Equity earnings, net                                              (85)             176
Outside equity interest                                            89              101
Depreciation and amortisation                                     219              185
Other items, net                                                  (55)               -
Change in assets and liabilities:
   Receivables                                                   (628)            (213)
   Inventories                                                   (279)            (517)
   Payables                                                       394              143
   Other liabilities                                              260               39
                                                            ------------     ------------

Cash provided by operating activity                               559              209

Investing and other activity

Property, plant and equipment                                    (126)            (160)
Acquisitions, net of cash acquired                                (63)            (787)
Investments in associated entities                                (46)            (376)
Other investments                                                 (45)              (7)
Proceeds from sale of non-current assets                          361               48
                                                            ------------     ------------

Cash provided by (used in) investing activity                      81           (1,282)

Financing activity

Repayment of debt and exchangeable securities                    (288)          (1,874)
Decrease in cash on deposit                                       282                -
Issuance of shares                                                 21                2
Dividends paid                                                    (13)              (4)
Leasing and other finance costs                                     -               (2)
                                                            ------------     ------------

Cash provided by (used in) financing activity                       2           (1,878)
                                                            ------------     ------------

Net increase (decrease) in cash                                   642           (2,951)
Opening cash balance                                            6,746            6,337
Exchange movement on opening balance                             (121)             212
                                                            ------------     ------------

Closing cash balance                                      A$    7,267      A$    3,598
                                                            ============     ============

Note 1 - SEGMENT DATA                                   3 Months Ended
                                                         30 September,
BY GEOGRAPHIC AREAS                                    2003          2002
                                                   -----------  ------------
                                                          A$ Millions
Revenues

United States                                      A$   5,043  A$     5,250
Europe                                                  1,413         1,073
Australasia                                               625           608
                                                   ----------- -------------
                                                   A$   7,081  A$     6,931
                                                   =========== =============

Operating Income

United States                                      A$   1,051  A$       850
Europe                                                    (38)          102
Australasia                                                82            44
                                                   ----------- -------------
                                                   A$   1,095  A$       996
                                                   =========== =============


BY INDUSTRY SEGMENT

Revenues

Filmed Entertainment                               A$   1,901  A$     1,604
Television                                              1,540         1,860
Cable Network Programming                                 955         1,007
Direct Broadcast Satellite Television*                    402             -
Magazines and Inserts                                     339           353
Newspapers                                              1,125         1,103
Book Publishing                                           528           630
Other                                                     291           374
                                                   ----------- -------------
                                                   A$   7,081  A$     6,931
                                                   =========== =============


Operating Income

Filmed Entertainment                               A$     499  A$       181
Television                                                273           343
Cable Network Programming                                 203           214
Direct Broadcast Satellite Television*                   (178)            -
Magazines and Inserts                                      88            92
Newspapers                                                155           103
Book Publishing                                            90           106
Other                                                     (35)          (43)
                                                   ----------- -------------
                                                   A$   1,095  A$       996
                                                   =========== =============

* New segment reflecting the results of SKY Italia, consolidated as of 1 May, 2003.

                                    EXHIBIT B


   EARNINGS RELEASE FOR THE QUARTER ENDED SEPTEMBER 30, 2003 IN U.S. DOLLARS
                         PREPARED FOR THE U.S. MARKET.
   AUSTRALIAN READERS SHOULD REFER TO THE AUSTRALIAN DOLLAR EARNINGS RELEASE

STATEMENT OF FINANCIAL PERFORMANCE                                     3 Months Ended
                                                     Note              September 30,
                                                                2003                  2002
                                                           ----------------      ----------------
                                                           US $ Millions (except per ADR amounts)

Sales revenue                                            1      $    4,649           $     3,813
Operating expenses                                                  (3,930)               (3,265)
                                                           ----------------      ----------------
Operating income                                         1             719                   548

Net profit (loss) from associated entities                              57                   (96)

Borrowing costs                                                       (148)                 (152)
Interest income                                                         34                    28
                                                           ----------------      ----------------
Net borrowing costs                                                   (114)                 (124)

Exchangeable securities expense                                        (18)                  (13)
Other items before income tax, net                                      61                     -
                                                           ----------------      ----------------
Profit from ordinary activities before income tax                      705                   315
                                                           ----------------      ----------------

Income tax expense on:
   Ordinary activities before other items                             (199)                  (98)
   Other items                                                         (22)                    -
                                                           ----------------      ----------------
Net income tax expense                                                (221)                  (98)
                                                           ----------------      ----------------

Net profit from ordinary activities after tax                          484                   217

Net profit attributable to outside equity interests                    (62)                  (55)

-------------------------------------------------------------------------------------------------
Net Profit Attributable to Members of the Parent
 Entity                                                         $      422           $       162
-------------------------------------------------------------------------------------------------

Net exchange gains (losses) recognized directly in
 equity                                                                 42                    (8)

                                                           ----------------      ----------------
Total change in equity other than those resulting
 from transactions with owners as owners                        $      464           $       154
                                                           ================      ================

Diluted earnings per ADR on net profit attributable to members of the parent entity

Ordinary ADRs                                                   $     0.28           $      0.11
Preferred limited voting ordinary ADRs                          $     0.34           $      0.13

Ordinary and preferred limited voting ordinary ADRs             $     0.32           $      0.12

STATEMENT OF FINANCIAL POSITION                                      September 30,      June 30,
                                                                         2003             2003
                                                                     -------------    -------------
ASSETS                                                                       US $ Millions
Current Assets
Cash                                                                  $     4,916       $    4,477
Cash on deposit                                                               272                -
Receivables                                                                 4,069            3,784
Inventories                                                                 1,466            1,282
Other                                                                         398              321
                                                                     -------------    -------------
Total Current Assets                                                       11,121            9,864
                                                                     -------------    -------------

Non-Current Assets
Cash on deposit                                                                 -              463
Receivables                                                                   905              809
Investments in associated entities                                          3,767            3,667
Other investments                                                             649              793
Inventories                                                                 2,777            2,723
Property, plant and equipment                                               4,135            4,180
Publishing rights, titles and television licenses                          21,741           21,719
Goodwill                                                                      246              250
Other                                                                         483              495
                                                                     -------------    -------------
Total Non-Current Assets                                                   34,703           35,099
                                                                     -------------    -------------

Total Assets                                                          $    45,824       $   44,963
                                                                     =============    =============

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
Interest bearing liabilities                                          $       281       $       22
Payables                                                                    5,709            5,507
Tax liabilities                                                               521              474
Provisions                                                                    277              171
                                                                     -------------    -------------
Total Current Liabilities                                                   6,788            6,174
                                                                     -------------    -------------

Non-Current Liabilities
Interest bearing liabilities                                                8,551            8,227
Payables                                                                    2,402            2,353
Tax liabilities                                                               571              442
Provisions                                                                    725              685
                                                                     -------------    -------------
Total Non-Current Liabilities Excluding Exchangeable Securities            12,249           11,707
                                                                     -------------    -------------

Exchangeable securities                                                     1,396            1,383
                                                                     -------------    -------------
Total Liabilities                                                          20,433           19,264

Shareholders' Equity
Contributed equity                                                         17,276           17,262
Reserves                                                                    1,975            1,685
Retained profits                                                            2,573            2,506
                                                                     -------------    -------------

Shareholders' equity attributable to members of the parent entity          21,824           21,453
Outside equity interests in controlled entities                             3,567            4,246
                                                                     -------------    -------------

Total Shareholders' Equity                                                 25,391           25,699
                                                                     -------------    -------------
Total Liabilities and Shareholders' Equity                            $    45,824       $   44,963
                                                                     =============    =============

STATEMENT OF CASH FLOWS                                       3 Months Ended September 30,
                                                                2003              2002
                                                             ------------      ------------
Operating activity                                                   US $ Millions

Net profit attributable to members of the parent entity       $      422        $      162
Adjustment for non-cash and non-operating activities:
Equity earnings, net                                                 (56)               97
Outside equity interest                                               59                55
Depreciation and amortization                                        144               102
Other items, net                                                     (36)                -
Change in assets and liabilities:
   Receivables                                                      (425)             (116)
   Inventories                                                      (189)             (282)
   Payables                                                          285                74
   Other liabilities                                                 176                21
                                                             ------------      ------------

Cash provided by operating activity                                  380               113

Investing and other activity

Property, plant and equipment                                        (85)              (87)
Acquisitions, net of cash acquired                                   (42)             (429)
Investments in associated entities                                   (31)             (205)
Other investments                                                    (31)               (4)
Proceeds from sale of non-current assets                             244                26
                                                             ------------      ------------

Cash provided by (used in) investing activity                         55              (699)

Financing activity

Repayment of debt and exchangeable securities                       (195)           (1,022)
Decrease in cash on deposit                                          191                 -
Issuance of shares                                                    14                 1
Dividends paid                                                        (9)               (2)
Leasing and other finance costs                                        -                (1)
                                                             ------------      ------------

Cash provided by (used in) financing activity                          1            (1,024)
                                                             ------------      ------------

Net increase (decrease) in cash                                      436            (1,610)
Opening cash balance                                               4,477             3,574
Exchange movement on opening balance                                   3                (2)
                                                             ------------      ------------

Closing cash balance                                          $    4,916        $    1,962
                                                             ============      ============

Note 1 - SEGMENT DATA                                         3 Months Ended
                                                              September 30,
BY GEOGRAPHIC AREAS                                     2003                 2002
                                                    -------------         ------------
                                                              US $ Millions
Revenues

United States                                       $      3,311          $     2,889
Europe                                                       928                  590
Australasia                                                  410                  334
                                                    -------------         ------------
                                                    $      4,649          $     3,813
                                                    =============         ============

Operating Income

United States                                       $        690          $       468
Europe                                                       (25)                  56
Australasia                                                   54                   24
                                                    -------------         ------------
                                                    $        719          $       548
                                                    =============         ============


BY INDUSTRY SEGMENT

Revenues

Filmed Entertainment                                $      1,248          $       882
Television                                                 1,011                1,024
Cable Network Programming                                    627                  554
Direct Broadcast Satellite Television*                       264                    -
Magazines and Inserts                                        222                  194
Newspapers                                                   739                  607
Book Publishing                                              347                  347
Other                                                        191                  205
                                                    -------------         ------------
                                                    $      4,649          $     3,813
                                                    =============         ============


Operating Income

Filmed Entertainment                                $        328          $       100
Television                                                   179                  188
Cable Network Programming                                    133                  118
Direct Broadcast Satellite Television*                      (117)                   -
Magazines and Inserts                                         58                   51
Newspapers                                                   102                   57
Book Publishing                                               59                   58
Other                                                        (23)                 (24)
                                                    -------------         ------------
                                                    $        719          $       548
                                                    =============         ============

   * New segment reflecting the results of SKY Italia, consolidated as of May 1, 2003.